Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                  September 1, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:     AllianceBernstein Corporate Shares
             - AllianceBernstein Municipal Income Shares
             Post-Effective Amendment No. 4
             File Nos. 333-112207 and 811-21497
             -------------------------------------------

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Corporate Shares on behalf of its series, AllianceBernstein Municipal Income Shares (the "Fund"), as provided orally to Young Seo of this office on July 21, 2010. The Staff's comments and our responses are discussed below.

SAI

Comment  1   Board  of  Trustees Information- Experience, Skills, Attributes,
             and Qualifications of the Fund's Trustees: Information regarding skills, attributes and qualifications should be more specific in order to provide an explanation of the basis for the Board's decision that a Trustee is qualified.

RESPONSE:    WE HAVE REVISED THE DISCLOSURE IN RESPONSE TO THIS COMMENT.

Comment  2   Board  of  Trustees Information - Experience, Skills, Attributes,
             and Qualifications of the Fund's Trustees: The last sentence of the third paragraph, "[r]eferences to the qualifications, attributes and skills of Trustees are pursuant to requirements of the Commission, do not constitute holding out of the Board or any Trustee as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Trustee of on the Board by reason thereof", should be deleted.

RESPONSE:    WE HAVE REVISED THE DISCLOSURE IN RESPONSE TO THIS COMMENT.

                                     *   *   *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                  Sincerely,

                                                  /s/ Young Seo
                                                  -------------
                                                  Young Seo


cc:  Andrew L. Gangolf, Esq.
     Stephen J. Laffey, Esq.
     Kathleen K. Clarke, Esq.



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